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                                                                     EXHIBIT 3.5


                  Amendment to the Amended and Restated By-Laws

         On August 1, 2001, the Board of Directors of the Company approved the following amendment and restatement of Article IV, Section 4 of the Amended and Restated By-laws of the Company:

         "Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors."